             307 North Michigan Avenue
             Chicago, IL 60601-5382
             (312) 346-8100

May 25, 2010

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Old Republic International Corporation
Form 10-K, fiscal year ended December 31, 2009
Filed March 1, 2010
File No. 001-10607

Dear Mr. Roseberg,

We have reviewed the comments on our above referenced filing in your letter dated May 18, 2010.  Old Republic’s response to the Commission’s comments is as follows:

General

Comment 1

We have not yet reviewed the Part III information that is included in your Form 10-K.  We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Response

We acknowledge the Commission’s comment.

Item 3 – Legal Proceedings, page 23

Comment 2

We note that the class action litigation pending against your principal title insurance subsidiary is spread over many lawsuits in state and federal courts in several states.  We note that many of these cases have been dismissed and others consolidated and that this trend may continue for many of the cases that remain pending.  To the extent practicable, please revise this disclosure to provide additional information about the cases, such as the names of the courts in which the proceedings are pending, the dates the cases were instituted and the names of the plaintiffs.

Response

In order to clarify the Company’s disclosures in this area we propose to replace the disclosure in legal proceedings on page 23 of the December 31, 2009 Form 10-K with the following disclosure on a prospective basis in the “Commitments and Contingent Liabilities” footnote of the Notes to Consolidated Financial Statements filed as Part 1 of the June 30, 2010 Quarterly Report on Form 10-Q.  Such footnote disclosure is incorporated by reference in Item 1 – Legal Proceedings to the Quarterly Report on Form 10-Q.

“Purported class action lawsuits are pending against the Company’s principal title insurance subsidiary, Old Republic National Title Insurance Company (“ORNTIC”), in state or federal courts in five states – Connecticut (Castro et al. v. ORNTIC, U.S. District Court of Connecticut, filed May 19, 2006), New Jersey (Barandas et al. v. ORNTIC, U.S. District Court, District of New Jersey, filed April 13, 2006), Ohio (Chura et al. v. ORNTIC, Court of Common Pleas of Cuyahoga County, Ohio, filed December 1, 2002), Pennsylvania (Allen et al. v. ORNTIC, U.S. District Court, Eastern District, Pennsylvania, filed June 8, 2006; Markocki et al. v. ORNTIC, U.S. District Court, Eastern District, Pennsylvania, filed June 8, 2006), and Texas (Ahmad et al. v. ORNTIC, U.S. District Court, Northern District, Texas, Dallas Division, filed February 8, 2008).  The plaintiffs allege that ORNTIC failed to give consumers reissue and/or refinance credits on the premiums charged for title insurance covering mortgage refinancing transactions, as required by rate schedules filed by ORNTIC or by state rating bureaus with the state insurance regulatory authorities.  The suits in Pennsylvania and Texas also allege violations of the federal Real Estate Settlement Procedures Act (“RESPA”).  Substantially similar lawsuits are also pending against other unaffiliated title insurance companies in these and other states as well, and additional lawsuits based upon similar allegations could be filed against ORNTIC in the future.  Classes have been certified in the New Jersey and Pennsylvania actions.  Settlement agreements have been reached in the Connecticut and New Jersey actions and are not expected to cost ORNTIC more than $2.9 million and $2.2 million, respectively, including attorneys' fees and administrative costs.”

Notes to Consolidated Financial Statements

Note 1:  Summary of Significant Accounting Policies

(j), Income Taxes, page 64

Comment 3

Refer to your disclosure in MD&A – Executive Summary on page 27 and in Note 6 – Information About Segments of Business.  Please explain why it was appropriate to recognize the tax credits related to losses from other-than-temporary investment impairments during 2009 rather than 2008.  Include any reference to the specific authoritative literature that supports this treatment.  In addition, please explain why this item was not included in the effective tax rate reconciliation.

Response

During 2008, the Company recorded significant realized investment losses from other-than-temporary impairments (OTTI) along with a corresponding deferred tax asset and tax credit.  At December 31, 2008 the deferred tax asset resulting from impairment losses on investments totaled $124.5 million and is listed as a separate line item in the inventory of deferred taxes in footnote 1(j), Income Taxes on page 65 of the 2009 Form 10-K and page 63 of the 2008 form 10-K.

In preparing the year-end 2008 consolidated financial statements the Company applied the guidance in ASC 740.10.30-5, 16 through 25 (previously paragraph 17 of FAS 109) to determine whether a valuation allowance was required against the inventory of deferred tax assets.  Based on its analysis, the Company established a valuation allowance of $54.0 million against the deferred tax asset related to the realized losses on investments.  This is disclosed in the paragraph immediately following the inventory of deferred tax assets and liabilities in footnote 1(j), Income Taxes on page 65 of the 2009 Form 10-K and page 63 of the 2008 Form 10-K.  During the second and third quarters of 2009, the fair value of the Company’s investment portfolio increased substantially causing the Company to conclude that the deferred tax asset valuation allowance was no longer necessary.   The corresponding change to the beginning-of-the-year valuation allowance was recorded as a deferred tax credit in the Company’s consolidated statement of income for 2009 in accordance with ASC 740.10.45-20.  The effect of the valuation allowance on the effective tax rate is shown as a separate line item in the reconciliation in the table on the top of page 65 of the 2009 Form 10-K.

The discussion in the MD&A Executive Summary on page 27 of the 2009 Form 10-K is directly correlated to the above set of facts.  The disclosure was intended to provide a plain English explanation of why the pre-tax net realized investment gains of $6.3 million resulted in a post tax investment gain of $58.1 million ($0.25 per share) as shown in the table of Consolidated Results on page 28 of the 2009 Form 10-K.  The following provides reconciliation between the pre and post-tax net realized investment gains for the year ended December 31, 2009 ($ in millions):

Net pre-tax realized investment gains	$6.3
Tax effect at 35%	(2.2)
Reversal of deferred tax valuation allowance	54.0
Income tax credits on net realized investment gains	51.8
Net post-tax realized investment gains	$58.1

To provide further clarification of the matter we propose to include in future filings a modification of the disclosure on page 27 of the 2009 Form 10-K to read as follows:

“2009 pre-tax investment gains of $6.3 were enhanced by the reversal of a deferred tax valuation allowance to produce net post-tax realized investment gains of $58.1 ($0.25 per share).  The valuation allowance pertained to losses from other-than-temporary investment impairments, most of which originated in the second quarter of 2008.  Realized losses in 2008 were mostly due to write downs of equity investments for other-than-temporary impairments.”

Signatures, page 83

Comment 4

Please revise your signature page to include the signature of your principal accounting officer or controller.  If one of your current signatories acts in this capacity, please confirm your future filings will indicate that this person signs in the capacity of accounting officer or controller.

Response

The signature line inadvertently left out the reference to Karl W. Mueller signing the document in his capacity as Senior Vice President, Chief Financial Officer, and Chief Accounting Officer.  Future filings will be corrected to properly reflect the capacity in which he is signing the document.

*****

With this letter Old Republic also acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Commission staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the discussion above is responsive to the Commission’s comments.  Please feel free to contact me at (312) 762-4229 if you have any comments or questions.

Very truly yours,

/s/ Karl  W. Mueller

Karl W. Mueller
Senior Vice President, Chief Financial Officer, and
Principal Accounting Officer

cc: A.C. Zucaro
Chairman and Chief Executive Officer

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